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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                              For the fiscal year ended December 31,  2019

or

[  ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             For the transition period from ___________ to ____________

Commission file number: 001-35024

______________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA HEALTH SCIENCES 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) PLAN

FORM 11-K

For the Year Ended  December 31, 2019

* Other supplementary schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators

USANA Health Sciences 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

We have served as the Plan’s auditor since 2004

Salt Lake City, Utah

June 19, 2020

USANA HEALTH SCIENCES 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2019	2018
Assets:
Investments, at fair value:
Mutual funds	$73,873,579	$56,292,603
USANA Health Sciences, Inc. Stock Fund	6,317,010	9,532,961
Collective investment fund	2,114,680	2,455,781
Total investments	82,305,269	68,281,345
Receivables:
Notes receivable from participants	$1,949,373	1,718,519
Total receivables	1,949,373	1,718,519
Total assets	84,254,642	69,999,864
Liabilities:
Other liabilities	282,000	-
Net assets available for benefits	$83,972,642	$69,999,864

The accompanying notes are an integral part of these statements.

USANA HEALTH SCIENCES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

2019
Additions:
Investment income:
Net appreciation in fair value of investments	$8,424,095
Interest and dividends	3,246,737
Investment income, net	11,670,832
Interest on notes receivable from participants	101,106
Contributions:
Participants	5,188,876
Employer	2,214,163
Rollovers	853,046
Total contributions	8,256,085
Total additions	20,028,023
Deductions:
Benefits paid to participants	(5,893,593)
Administrative expenses	(161,652)
Total deductions	(6,055,245)
Increase in net assets available for benefits	13,972,778
Net assets available for benefits:
Beginning of the year	69,999,864
End of the year	$83,972,642

The accompanying notes are an integral part of this statement.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan document, as amended, and summary plan description for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering substantially all United States non-union employees of USANA Health Sciences, Inc. (collectively, the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax) as well as Roth 401(k) deferrals (after-tax).

The trustee for the 2019 and 2018 Plan year is Fidelity Management Trust Company (“Fidelity” or “Trustee”).

2.	Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Participant contributions are limited by the Internal Revenue Code, which established a maximum contribution of $19,000 ($25,000 for participants age 50 or older) for the year ended December 31, 2019.    Participants may elect to make pre-tax contributions and/or after-tax elective contributions into their accounts.  Participants may also contribute rollover amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the safe harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the USANA Health Sciences, Inc. Stock Fund (“Stock Fund”).

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of elective deferrals between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.  No additional contributions were authorized during the year ended December 31, 2019.

3.Participant accounts

Self-directed individual investment accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions, (b)  investment gains or losses,  (c) interest and dividends, and (d) administrative expenses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.Vesting

Participants are fully vested in their voluntary contributions, including any net investment income on those contributions.  The Company’s matching contributions fully vest at the end of two years of service.  Nonelective employer contributions vest 25% per year and are fully vested after four years of service.

5.Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum of three loans that in the aggregate are equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loans are secured by the balances in the participants’ accounts and bear interest at rates ranging from 4.25 percent to 6.50 percent, which rates were commensurate with prevailing rates at the time of loan origination.  Principal and interest are paid ratably through payroll deductions.  Loans are re-paid over a  five-year period, unless the loans were used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2019, the Plan had outstanding loans to participants with maturities ranging from 2020 through 2049.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF THE PLAN – CONTINUED

6.Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan will automatically make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.    Hardship withdrawals are allowed for participants incurring a “specific and heavy financial need,” as defined by the Plan.  Hardship withdrawals are strictly regulated under the Internal Revenue Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

7.Forfeited accounts

Forfeited accounts related to the Company’s matching contributions may be used to pay any administrative expenses or used to reduce any future Employer matching contributions.  The table below provides a reconciliation of the balance of forfeited accounts from December 31, 2018 to December 31, 2019.

Balance as of December 31, 2018	$118,434
Forfeitures	110,723
Application of forfeitures	(4,547)
Earnings on forfeited account balance	4,784

Balance as of December 31, 2019	$229,394

8.Expenses

The Company, as the Plan Sponsor,  paid all administrative expenses during the year ended December 31, 2019, except for $161,652.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.	Use of estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Key estimates include determination of the fair value of investments.  Actual results may differ from estimates and assumptions made.

3.	Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of mutual funds and the Stock Fund.  Units of the collective investment fund are valued at net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in net assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.  As of December 31, 2019 and December 31, 2018, no allowances for credit losses had been recorded.  If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

5.	Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2019, there were no distributions that had been requested but not paid.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•	Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
•	Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

Investments in mutual funds and the Stock Fund are valued using Level 1 inputs.  In accordance with Subtopic 820-10, the collective investment fund is measured using the net asset value per unit as a practical expedient and is therefore not classified in the fair value hierarchy.

Redemption frequency for the collective investment fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.

NOTE D – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan assets include common stock of the Company.  Transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.    During the second half of 2017, the Plan transitioned the common stock of the Company to a stock fund.  As of December 31, 2019,  the Plan held 80,420 shares of the Company’s common stock in the Stock Fund,  the balance of which was $6,317,010.  As of December 31, 2018, the Plan held 80,973 shares of the Company’s common stock in the Stock Fund, the balance of which was $9,532,961.    The closing price of the Company’s common stock on December 31, 2019 and December 31, 2018 was $78.55 and $117.73, respectively.

Notes receivable from participants on December 31, 2019 and December 31, 2018 were $1,949,373 and $1,718,519, respectively.   Notes receivable are considered party-in-interest transactions.  Interest income pertaining to notes receivable from participants totaled $101,106 for 2019.

Certain Plan investments are shares in registered investment company funds managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE F – TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service (“IRS”) has issued a favorable opinion letter covering the qualification of the Plan.  The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the IRS opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

US GAAP requires management to evaluate income tax positions taken by the Plan and to recognize an income tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by taxing authorities.  The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2019 and December 31, 2018,  there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, on March 11, 2020, the World Health Organization designated the novel strain coronavirus COVID-19 pandemic ("COVID-19" or the “COVID-19 pandemic”) as a global pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of USANA Health Sciences, Inc. common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”)  Act was signed into law.  The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments.  The Plan has implemented certain requirements by the CARES Act and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE”) Act, which laws change the Plan to, among others, allow eligible individuals to receive COVID-19 distributions up to $100,000, allow loan repayments to be deferred up to one year and delay the commencement date for required minimum distributions. The optional features within these acts are currently being assessed but have not been implemented to date. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

USANA HEALTH SCIENCES 401(k) PLAN

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2019

( a )	( b )	( c )	( d )	( e )
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE
	The Hartford Growth Opportunities Fund Class Y	Mutual fund	**	$9,076,099
*	Fidelity® 500 Index Fund	Mutual fund	**	7,896,766
	American Funds Washington Mutual Investors Fund Class R-6	Mutual fund	**	7,381,970
	American Funds 2050 Target Date Retirement Fund® Class R-6	Mutual fund	**	5,031,203
	PGIM Total Return Bond Fund Class R-6	Mutual fund	**	4,332,391
	American Funds SMALLCAP World Fund® Class R-6	Mutual fund	**	4,035,727
	American Funds American Balanced Fund® Class R-6	Mutual fund	**	3,746,845
	American Funds 2040 Target Date Retirement Fund® Class R-6	Mutual fund	**	3,179,741
	Janus Henderson International Opportunities Fund Class I	Mutual fund	**	3,138,142
	American Funds 2030 Target Date Retirement Fund® Class R-6	Mutual fund	**	3,110,697
	American Funds 2045 Target Date Retirement Fund® Class R-6	Mutual fund	**	3,086,298
	American Funds 2035 Target Date Retirement Fund® Class R-6	Mutual fund	**	2,736,888
	Carillon Eagle Mid Cap Growth Fund Class R-6	Mutual fund	**	2,323,624
	American Funds 2055 Target Date Retirement Fund® Class R-6	Mutual fund	**	2,137,249
	American Funds 2025 Target Date Retirement Fund® Class R-6	Mutual fund	**	2,078,441
	American Funds New World Fund® Class R-6	Mutual fund	**	1,952,058
	Janus Henderson Triton Fund Class I	Mutual fund	**	1,733,089
*	Fidelity® Mid Cap Index Fund	Mutual fund	**	1,460,029
*	Fidelity® Small Cap Index Fund	Mutual fund	**	1,443,148
	Nuveen Real Estate Securities Fund Class R-6	Mutual fund	**	1,146,640
	Principal Diversified Real Asset Fund Class R-6	Mutual fund	**	597,760
	Victory Sycamore Established Value Fund Class R-6	Mutual fund	**	573,254
	American Funds 2020 Target Date Retirement Fund® Class R-6	Mutual fund	**	554,820
	Undiscovered Managers Behavioral Value Fund Class L	Mutual fund	**	399,249
*	Fidelity® Total International Index Fund	Mutual fund	**	352,443
	American Funds 2060 Target Date Retirement Fund® Class R-6	Mutual fund	**	193,294
	American Funds 2015 Target Date Retirement Fund® Class R-6	Mutual fund	**	134,356
	American Funds 2010 Target Date Retirement Fund® Class R-6	Mutual fund	**	33,463
*	Fidelity® Government Money Market Fund	Mutual fund	**	7,895
				73,873,579
*	USANA Health Science, Inc. Stock Fund	Stock fund	**	6,317,010
	Wells Fargo Stable Value Fund Class C	Collective investment fund	**	2,114,680
*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 6.50%, with maturities through 2049	N/A	1,949,373
				$84,254,642
* Party-in-interest
** Column (d) cost information is not presented as these investments are participant directed.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 19, 2020

USANA Health Sciences 401(k) Plan

/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer (Principal Financial and Accounting Officer) Plan Sponsor